

June 24, 2010

Mr. Robert B. Walsh
Evercore Partners Inc.
55 East 52nd Street
38th Floor
New York, NY 10055

> **Re: Evercore Partners Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 22, 2010**
> **Form 8-K filed on April 20, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 26, 2010**
> **Form 10-Q for the period ended March 31, 2010**
> **Filed April 26, 2010**
> **File No. 1-32975**

Dear Mr. Walsh:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 1A.   Risk Factors, page 11
If the Company fails to comply with agreements it has entered into with the OCC, the Company could be adversely affected, page 20

1. Please tell us what consideration you have given to filing the OCC Agreements as exhibits to the Form 10-K. You disclose that failure to comply with these agreements may adversely affect your business and operations. See Item 601(b)(10) of Regulation S-K.

<u>Item 3. Legal Proceedings, page 26</u>

2. We note your disclosure that certain matters may have a material adverse effect on your operating results and cash flows in a given period. Please revise future annual and quarterly filings to include a specific and comprehensive discussion of the nature and status of these matters.

<u>Item 6. Selected Financial Data, page 29</u>

3. Please revise future filings to include total debt.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30</u>
<u>Results of Operations, page 32</u>

4. Please revise future filings to include a more specific and comprehensive discussion of the underlying factors that impacted changes in your revenues and quantify the impact of these factors where practicable. In addition, please consider disclosing and discussing your expenses, such as compensation, relative to the percentage of your revenues.

5. With a view towards future disclosure, please provide us a more specific and comprehensive discussion of your allocations of net income to non-controlling interests. In this regard, please clarify why the 2009 allocation to non-controlling interests exceeded total net income.

<u>Advisory, page 36</u>

6. Please revise future filings to clarify if you performed any advisory services for which you were did not earn success fees and quantify the impact of the related costs on your results during each period.

<u>Investment Management, page 38</u>

7. Please provide us, and include in future annual and quarterly filings, a roll-forward of assets under management on a gross basis. Please separately present amounts attributable to your institutional asset management, wealth management and private equity businesses. In addition, please provide us, and revise future filings to include, a specific and comprehensive discuss of the underlying reasons for changes in assets under management on a gross basis. Also, please tell us, and disclose in future filings, what if any restrictions there are customer withdrawals.

8. Please revise future filings to quantify and discuss amounts related to revenue earned from performance fees during each period.

9. Please revise future filings to discuss and quantify the amount of carried interest that may be subject to repayment. In this regard, please specifically address the terms and conditions that may cause repayment.

Critical Accounting Policies and Estimates, page 48
Revenue Recognition, page 49

10. We note that you recognize advisory revenue for fees paid in advance ratably over the period in which the related service is rendered. With a view towards future disclosure, please clarify if you receive amounts for success fees or fairness opinions in advance and, if so, how you determined it is appropriate to recognize such revenues ratably.

11. With a view towards future disclosure, please clarify when the criteria for recognizing advisory revenue is met. In this regard, please specify if the revenue related to success fees is recognized upon the completion of the related event or transaction and if the revenue related to fairness opinions is recognized upon delivery of such opinions.

Valuation, page 50

12. Given that your valuation of assets under management impacts management and performance fees, please revise future filings to include a more specific and comprehensive discussion of the valuation methodologies you employ. In this regard, please clarify the significance of Level III investments. In addition, in order for investors to better understand the potential risks and uncertainties associated with your fair value estimates please provide us, and disclose in future filings annual and quarterly filings, the percentage of assets under management for which fair

Income Taxes, page 51

13. Please revise future filings to include a more specific and comprehensive discussion regarding your basis for determining that deferred tax assets will be realized. Please identify the positive and negative evidence you considered in determining if a valuation allowance is necessary. Reference ASC 740-10-30.

Impairment of Assets, page 52

14. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, individually or in the aggregate, if impaired, could materially impact your results or total shareholders' equity, please identify and provide the following disclosures for each such reporting unit in future filings:
    - The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
    - The amount of goodwill allocated to the unit.

- A description of the material assumptions that drive estimated fair value.
- A discussion of any uncertainties associated with each key assumptions
- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed the carrying values for all your reporting units, please disclose that determination in future filings. Reference Item 303 of Regulation S-K.

Note 2- Significant Accounting Policies, page 63
Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase, page 66

15. We note your disclosure that the carrying amounts of these securities are a reasonable estimate of fair value. With a view towards future disclosure, please provide us a more specific and comprehensive discussion regarding how you determine the fair value of these securities.

Note 5- Special Charges and Acquisition and Transition Costs, page 73

16. With a view towards future disclosure, please provide us a more specific and comprehensive discussion of the special charges. In this regard, please quantify the amounts related to each item and discuss the underlying nature of and accounting for each item. In addition, please revise MD&A in future filings to more thoroughly discuss how the U.S. Private Equity restructuring and other management initiatives are expected to impact your operations going forward.

Note 10- Fair Value Measurements, page 77

17. Please provide us, and include in future filings, quantitative disclosures regarding your fair value measurements in a tabular format. Reference ASC 820-10-50-8.

Note 17- Stock-Based Compensation, page 84
Equity Grants, page 86

18. We note your reference to an outside service provider. Please tell us the nature and extent of the third parties' involvement and tell us whether you believe they were acting as experts as defined in the Securities Act of 1933.

Form 8-K filed on April 20, 2010

19. Please revise future disclosures to eliminate your presentation of a full non-GAAP income statement. There is a concern that this presentation gives undue prominence to the non-GAAP information. If you choose to continue to present non-GAAP measurements, please reconcile each measure separately to the most directly comparable

GAAP measure. Reference Question 102.10 of the Compliance and Disclosure Interpretations related to non-GAAP Financial Measures.

Definitive Proxy Statement on Schedule 14A filed on April 26, 2010

Executive Officers, page 10

20. In future filings, please indicate when Mr. Mestre was first appointed as Co-Vice Chairman and include relevant disclosure with respect to any other positions Mr. Mestre may have held since 2004, in addition to being the Co-Vice Chairman of the Company.

Compensation of Our Named Executive Officers, page 25
Principal Component of Executive Compensation, page 26
Annual Incentive Compensation, page 26

21. Please tell us, and in future filings disclose, how the compensation committee determined the size of each discretionary bonus, including the increase in Mr. Schlosstein's guaranteed minimum bonus of $1.325 million. For each named executive officer, please provide substantive analysis and insight into why the compensation committee determined that the bonus amounts were appropriate in light of the factors considered in deriving those payouts. See Item 402(b)(1)(v) of Regulation S-K.

Form 10-Q for the period ended March 31, 2010

Note 2. Significant Accounting Policies, page 9

22. With a view towards future disclosure, please clarify when the transactions related to your underwriting fees are substantially complete.

Item 4. Controls and Procedures, page 35

23. In future filings please remove any qualifying language such as "in all material respects" with respect to management's conclusion about the effectiveness of the controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tricia Armelin at (202) 551-3747 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti at (202) 551-3369 or Dieter King at (202) 551-3338 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant